UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: OCTOBER 13, 2005                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                          American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                         NEWS RELEASE - OCTOBER 13, 2005

           IMA INTERSECTS 31.5M OF 684 G/T SILVER AT LOMA DE LA PLATA

IMA EXPLORATION INC. (IMR-AMEX , IMR-TSX.V) is pleased to announce the final results from Phase III drilling at it's 100% owned Navidad Project in Patagonia, Argentina. Eleven new drill holes have been completed and include the first five holes ever drilled at Loma de la Plata. Loma de la Plata is one of several zones within the larger Argenta Trend, located 3 km southwest of the known Navidad deposits. Significant results from the Loma de la Plata drilling include 31.5m of 684 g/t silver in hole 241 and 28.4m of 236 g/t silver in hole 242.

Drilling to date has tested a very small portion of the known mineralization at Loma de la Plata (see attached map). Trenches 7 and 10 are located up to 275 metres from the current drilling and returned values of 48.5m of 315 g/t silver and 56.0m of 452 g/t silver, respectively. While it is too early to speculate on the ultimate size potential of the Loma de la Plata zone, it is clear that this initial drilling has confirmed the surface discovery and highlights the potential for additional discoveries at the Navidad project.

Of the five drill holes completed at Loma de la Plata, two (241 and 242) were drilled at angles of -45(Degree) and were collared near trenches where high-grade silver had been defined on surface. Hole 241 was drilled under trenches 1 and 3 that returned 40.1m of 740 g/t silver and 42.9m of 684 g/t silver, respectively (see attached map). Hole 242 was drilled under trench 2 which returned 103.3m of 290 g/t silver. The strong correlation between surface results from trenching and sub-surface results from drilling suggests that little or no surface enrichment of silver has occurred at Loma de la Plata. The remaining three holes were collared 40 to 90 metres further to the east and drilled at -60(Degree) angles. These holes (243-245) appear to have missed the better-mineralized north-south trending zone as defined by trenches 1-3, 8, and 9 and drill holes 241 and 242.

Drilling at Loma de la Plata has confirmed the basic geological model of a favourable, mineralized, upper-volcanic sequence comprised of quartz-eye bearing trachyandesites. The units dip approximately 25 to 30 degrees towards the northeast and the favourable unit is approximately 30 to 35m thick in the area drilled to date.

Mineralization noted in the Loma de la Plata holes is associated with minor veinlets and narrow intervals of brecciation both of which contain carbonate gangue minerals with lesser amounts of quartz and barite. Sulphide content is generally very low, never exceeding two percent. Minor amounts of galena, copper oxides, probable silver-copper sulphosalts, and traces of native silver were noted during the logging. The form and shape of zones of veinlets and brecciation is not yet well defined, but is hosted exclusively within the trachyandesite upper volcanic rocks. Further drilling will be required to confirm the orientation and ultimate size potential of this zone.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current exploration program. IMA has implemented a rigorous program of quality assurance and quality control at the Navidad project, for complete details of this and for more maps depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

NEWS RELEASE                                                    OCTOBER 13, 2005
IMA EXPLORATION INC.                                                      PAGE 2
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IMA is well  financed to continue to test the  numerous  exploration  targets at
Navidad with significant drill programs. The Company has over 10 years experience in Argentina and is focused on the environmentally and socially responsible exploration and development of its' 100% owned Navidad silver discovery.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 21


                        TABLE 1: PHASE III DRILL RESULTS

                                                                  COMPOSITE
  DRILL HOLE          LOCATION            FROM          TO          LENGTH     G/T SILVER    % LEAD
                                        (METRES)     (METRES)      (METRES)       (LWA)       (LWA)
=========================================================================================================

NV05-241          Loma de la Plata       surface       31.50        31.50          684         0.76
=========================================================================================================
NV05-242          Loma de la Plata       surface       28.40        28.40          236         0.10
     including                           surface       19.50        19.50          322         0.11
=========================================================================================================
NV05-243          Loma de la Plata        3.00         32.51        29.51          59          0.05
     including                            3.00         11.27         8.27          140         0.00
=========================================================================================================
NV05-244          Loma de la Plata        3.00         10.56         7.56          90          0.24
     including                            3.00         7.07          4.07          140         0.16
=========================================================================================================
NV05-245          Loma de la Plata        3.00         8.00          5.00          172         0.00
=========================================================================================================
NV05-246            Calcite Hill         184.81       193.74         8.93          52          0.01
=========================================================================================================
NV05-247            Calcite Hill         101.14       105.32         4.18          65          0.06
=========================================================================================================
NV05-248            Navidad Hill          24.00        41.14        17.14          136         0.86
     including                            28.24        34.99         6.75          243         0.89
=========================================================================================================
NV05-249            Navidad Hill          3.00         8.73          5.73          62          0.00
=========================================================================================================
NV05-250            Navidad Hill          3.00         9.29          6.29          113         0.11
           and                            28.26        35.87         7.61          59          0.05
=========================================================================================================
NV05-251            Navidad Hill          34.17        41.19         7.02          54          0.01
=========================================================================================================

NOTES:

1.   All length weighted averages (LWA) results are "uncut".
2. A table with full results to date and drill hole locations, orientations, and lengths is available at IMA's website: www.imaexploration.com

NEWS RELEASE                                                    OCTOBER 13, 2005
IMA EXPLORATION INC.                                                      PAGE 3
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
Omitted Graphic is:  Map of Loma de la Plata Drillholes and Surface Sampling
                     showing Channel Sample Results and locations alson with a Cross Section of Section 5303010N

          TO VIEW OMITTED GRAPHIC PLEASE VISIT THE COMPANY'S WEBSITE:
                             www.imaexploration.com